

Mail Stop 3561

March 10, 2016

<u>Via E-mail</u>
Mr. Chee Jiong Ng
Chief Financial Officer
China Xiniya Fashion Limited
2nd Floor
90 An Ling Er Road
Xiamen City, Fujian Province 361010

> **Re:** **China Xiniya Fashion Limited**
> **Form 20-F for the Year Ended December 31, 2014**
> **Response dated March 2, 2016**
> **File No. 1-34958**

Dear Mr. Ng:

We have reviewed your response letter dated March 2, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2016 letter.

Form 20-F for the Year ended December 31, 2014
Consolidated Financial Statements
Note 12. Inventories, page F-19

1. We note your response to comment 1. Please explain in greater detail how you determined the amounts of the adjustments to revenue and cost of sales reflected in the table included on page 2 of your response. Also, please provide us with the various components of the adjustments to revenue and cost of sales including the separate amounts related to: (a) the repurchase of inventory, (b) its subsequent resale and (c) the constructive obligation to reacquire inventory from other distributors. If both revenue and cost of sales have not been adjusted for the constructive obligation to reacquire inventory from other distributors, please also revise your adjustments as appropriate. Please clarify how value added taxes were factored into the adjustments made.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and
Mining